LOAN AUTOMATIC, LLC

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE PERIOD FROM INCEPTION
(JANUARY 22, 2020) TO DECEMBER 31, 2020



ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY 10119
212.867.1319
www.acsaccounting.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Loan Automatic, LLC
Vernon, Connecticut

Report on the Audit of the Financial Statements

We have audited the financial statements of **Loan Automatic, LLC** (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in members' equity, and cash flows for the period from inception (January 22, 2020) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Loan Automatic, LLC** as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
May 14, 2021

LOAN AUTOMATIC, LLC

BALANCE SHEET

	December 31, 2020

ASSETS

Current assets:

Cash	$	382,108

Non current assets:

Due from related party		32,808
Other assets		5,188
Total non current assets		37,996

Intangible assets:

Internally developed software		275,080
Total assets	$	695,184

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	10,508
Advance for internally developed software		25,000
Note payable, current		50,000
Total current liabilities		85,508

Simple agreement for future equity		600,099
Total liabilities		685,607

Members' equity		9,577
Total liabilities and members' equity	$	695,184

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF OPERATIONS

For the Period from Inception (January 22, 2020) to December 31, 2020

Transaction fee income	$	32,808
Operating expenses		
Selling, general and administrative expenses		85,896
Net loss	$	(53,088)

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period from Inception (January 22, 2020) to December 31, 2020

Balance, January 22, 2020	$	-
Capital contribution from members		62,665
Net loss		(53,088)
Balance, December 31, 2020	$	9,577

The accompanying notes are an integral part of these financial statements.

LOAN AUTOMATIC, LLC

STATEMENT OF CASH FLOWS

		For the period from Inception (January 22, 2020) to December 31, 2020
Cash flows from operating activities:		
Net loss	$	(53,088)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts payable and accrued expenses		10,508
Other assets		(5,188)
Net cash used in by operating activities		(47,768)
Cash flows used in investing activities:		
Capitalized cost of internally developed software		(275,080)
Cash flows from financing activities:		
Capital contributions from members		62,665
Due from related party		(32,808)
Advance for internally developed software		25,000
Proceeds from issuance of notes payable		50,000
Proceeds from issuance of SAFE (Simple Agreement for Future Equity) units		600,099
Net cash provided by financing activities		704,956
Net increase in cash		382,108
Cash, beginning of the period		-
Cash, end of the period	$	382,108

The accompanying notes are an integral part of these financial statements.

SCHEDUL OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the Period from Inception (January 22, 2020) to December 31, 2020
Advertising and promotion	$ 12,996
Consulting	13,250
Auto	676
Bank charges	192
Computer and internet expenses	9,219
Meals and entertainment	6,298
Office supplies	3,568
Postage	645
Professional fees	12,754
Rent	5,142
Telephone expenses	3,864
Travel	17,089
Utilities	203
	$ 85,896

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020. Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. This platform is being developed in collaboration with Anchored Finance (a related entity). Automatic plans to offer a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 720 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to allowances, and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of December 31, 2020, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the period from inception (January 22, 2020) to December 31, 2020.

2.   Summary of Significant Accounting Policies (Continued)

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The development, testing and implementation began in 2020. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists within individual customers
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns a transaction fee at certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon the closing of the loan.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice. There were no accounts receivable on December 31, 2020.

Advertising and Promotion

Advertising costs are expensed as incurred. Advertising expense for the period from inception (January 22, 2020) to December 31, 2020 was $12,996 and is included in the schedule of selling, general and administrative expenses.

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

9

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation. The risks are as follows:

Economic trends that affect the automotive retail industry – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

Competitive market – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

Regulatory consideration – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and all related amendments. ASC 606 supersedes most existing revenue recognition guidance. ASC 606 provides a principles-based framework for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects in exchange for the goods or services provided. It also requires enhanced disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. For nonpublic companies the new guidance was effective for annual reporting periods beginning after December 15, 2018 and interim and annual reporting periods after those reporting periods.

2. Summary of Significant Accounting Policies (Continued)

Adoption of Accounting Pronouncements (Continued)

Revenues from product sales is recognized only when the parties to the contract have approved it and are committed to perform their respective obligation, Automatic can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), Automatic can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that Automatic will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which Automatic expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes. Automatic has adopted ASC 606 and all related amendments since its inception on January 22, 2020.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers and their customers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is being refactored (platform architecture and user experience) to incorporate learnings from the first year of integration and successfully scale for Automatic's future growth plans. Existing stakeholders will be migrated to the new platform once complete and new integration plans are being reprioritized until after refactor is complete. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of December 31, 2020:

Capitalized development costs	$ 275,080

4. Advance for Internally Developed Software

Automatic has received an advance from an unrelated party for $25,000 that is to be used for the development of Automatic's internal software. In exchange for this advance, Automatic and the unrelated party agreed to enter into a revenue sharing arrangement which the terms are to be determined at a later date.

5. Note Payable

On October 6, 2020, Automatic entered into a promissory note agreement with a lender for $50,000, which bears interest at 5% annually. This note was originally due on January 6, 2021 and now has been extended for additional three months. The note now expires on April 6, 2021. Accrued interest expense of $604 is included in accounts payable and accrued expenses on the balance sheet. During January 2021, $35,000 was repaid along with the interest to the noteholder.

6.   Simple Agreement for Future Equity

During the period from inception (January 22, 2020) to December 31, 2020, Automatic issued Simple Agreement for Future Equity ("SAFE") Units. A SAFE is an instrument whereby an investor makes a cash investment in exchange for the right to certain shares of the Automatic's capital stock, subject to certain terms and events, as defined in the agreement. The types of events and the resulting conversions and/or effects are as follows:

Equity Financing Event – If there is an Equity Financing before the termination of SAFE, the SAFE will automatically convert into the number of SAFE Preferred Units equal to the Purchase Amount divided by the Conversion Price, upon initial closing of such Equity Financing.

Liquidity Event - If there is a Liquidity Event before the termination of SAFE, the SAFE will operate like a standard non-participating Preferred Unit and the investor's right to receive the Cash-Out amount will be as follows:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into units).

(ii)   On par with payments for other SAFE and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the investor and such other SAFE and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE and/or Preferred Units in proportion to the full payments that would otherwise be due.

(iii)   Senior to payments of Common Units

Dissolution Event – If there is a Dissolution Event before the termination of SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution event subject to liquidation priority described in "Liquidity Event" above.

For period from inception (January 22, 2020) to December 31, 2020, Automatic issued $600,099 in SAFE Units.

7.   Significant Concentrations and Related Party

Concentration of Credit Risk

Financial instruments which potentially subject Automatic to concentrations of credit risk consist of cash. At times, Automatic's cash balances deposited with the financial institution exceeded the current insured amount stipulated by Federal Deposit Insurance Corporation ("FDIC") of up to $250,000 per institution through December 31, 2020. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Automatic has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenues from related party

For the period from inception (January 22, 2020) to December 31, 2020, 100% of transaction fee was earned from an entity owned by one of the members of Automatic that was utilized as an incubator for the project. The revenues earned from this entity accounted for 100% of receivables on December 31, 2020 and is reflected on the balance sheet as due from related party.

8. Subsequent Events

For the period from inception (January 22, 2020) to December 31, 2020, Automatic has evaluated subsequent events for potential recognition and disclosure through May 14, 2021, the date the financial statements were available to be issued. Automatic has determined that the following subsequent events would require disclosure in these financial statements:

Automatic issued additional SAFE instruments as of the date of these financial statements totaling to $749,965.

During January 2021, $35,000 out of a total note payable of $50,000 was repaid along with the interest to the noteholder.

During April 2021, the Company amended and restated the user agreement with Anchored Finance to reflect new payments terms of eighteen month from the time of invoicing.

During May 2021, the Company received the total accounts receivable balance due from related party of $32,808.

As of May 14, 2021, Automatic has progressed past the incubation period in the business cycle and is onboarding additional stakeholders that will be accounting for significant portions of the overall revenue produced by Automatic.

As of May 14, 2021, the Company has not experienced an adverse impact from COVID-19 in relation to software users. Management is monitoring the ongoing situation and is prepared to respond to any potential events that arise from COVID-19.